UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-38896

Luckin Coffee Inc.

(Exact Name of Registrant as Specified in Its Charter)

17F Block A, Tefang Portman Tower

No. 81 Zhanhong Road

Siming District, Xiamen, Fujian

People’s Republic of China, 361008

+86-592-3386666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Joint Provisional Liquidators of Luckin Coffee Filed the Second Report to the Grand Court of the Cayman Islands

Luckin Coffee Inc.’s Joint Provisional Liquidators (the “JPLs”), Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited, today filed their Second Report (“Second Report”) to the Grand Court of the Cayman Islands. A copy of the Second Report is available on the JPL’s website (https://dm.epiq11.com/luckin).

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with the Company; the outcome and effect of the ongoing restructuring of the Company’s financial obligations; the Company’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of the Company’s previously issued financial results; the timing of the completion or outcome of the audit of the Company’s financial statements; t the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to the Company’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luckin Coffee Inc.

Date:	January 29, 2021	By:	/s/ Reinout Hendrik Schakel
			Name:	Reinout Hendrik Schakel
			Title:	Chief Financial Officer and Chief Strategy Officer